UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	August 16, 2018	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 00670)

INSIDE INFORMATION OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR JULY 2018

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATING DATA

	Estimated amount completed in July 2018	Actual amount completed in July 2017	Year- on-year increase	Total estimated amount completed in January to July 2018	Total actual amount completed in January to July 2017	Year- on-year increase
Passenger Transportation Data ASK (available seat
— kilometres) (millions)	21,255.33	20,175.22	5.4%	140,086.03	128,702.44	8.8%
— Domestic routes	13,230.92	12,515.02	5.7%	87,519.70	80,146.95	9.2%
— International routes	7,465.99	7,144.53	4.5%	48,875.99	45,128.89	8.3%
— Regional routes	558.41	515.66	8.3%	3,690.34	3,426.60	7.7%

RPK (revenue passenger
— kilometres) (millions)	17,723.48	16,388.06	8.1%	115,680.81	104,659.30	10.5%
— Domestic routes	11,236.72	10,364.77	8.4%	73,460.40	66,615.17	10.3%
— International routes	6,011.57	5,596.57	7.4%	39,181.03	35,318.70	10.9%
— Regional routes	475.19	426.72	11.4%	3,039.38	2,725.43	11.5%

	Estimated amount completed in July 2018	Actual amount completed in July 2017	Year- on-year increase	Total estimated amount completed in January to July 2018	Total actual amount completed in January to July 2017	Year- on-year increase
Number of passengers carried (thousands)	10,647.06	9,778.99	8.9%	69,547.04	63,168.05	10.1%
— Domestic routes	8,881.41	8,159.73	8.8%	57,885.91	52,691.11	9.9%
— International routes	1,419.47	1,304.89	8.8%	9,444.53	8,460.80	11.6%
— Regional routes	346.18	314.37	10.1%	2,216.61	2,016.15	9.9%

Passenger load factor (%)	83.38	81.23	2.16pts	82.58	81.32	1.26pts
— Domestic routes	84.93	82.82	2.11pts	83.94	83.12	0.82pts
— International routes	80.52	78.33	2.19pts	80.16	78.26	1.90pts
— Regional routes	85.10	82.75	2.34pts	82.36	79.54	2.82pts

Freight Transportation Data AFTK (available freight tonne
— kilometres) (millions)	688.75	563.69	22.2%	4,598.54	3,833.29	20.0%
— Domestic routes	226.56	173.67	30.5%	1,605.60	1,295.59	23.9%
— International routes	444.88	376.54	18.2%	2,878.48	2,435.18	18.2%
— Regional routes	17.31	13.49	28.3%	114.46	102.52	11.6%

RFTK (revenue freight tonne
— kilometres) (millions)	213.51	192.14	11.1%	1,458.47	1,353.26	7.8%
— Domestic routes	63.72	65.51	-2.7%	488.86	491.68	-0.6%
— International routes	146.39	123.64	18.4%	949.52	842.12	12.8%
— Regional routes	3.40	2.98	13.8%	20.09	19.46	3.2%

Weight of freight carried (million kg)	70.63	66.52	6.2%	510.50	489.31	4.3%
— Domestic routes	46.75	46.69	0.1%	357.96	353.45	1.3%
— International routes	20.95	17.30	21.1%	135.32	119.24	13.5%
— Regional routes	2.94	2.53	16.2%	17.22	16.61	3.6%

Freight load factor (%)	31.00	34.09	-3.09pts	31.72	35.30	-3.59pts
— Domestic routes	28.12	37.72	-9.60pts	30.45	37.95	-7.50pts
— International routes	32.90	32.84	0.07pts	32.99	34.58	-1.59pts
— Regional routes	19.64	22.13	-2.49pts	17.56	18.98	-1.43pts

	Estimated amount completed in July 2018	Actual amount completed in July 2017	Year- on-year increase	Total estimated amount completed in January to July 2018	Total actual amount completed in January to July 2017	Year- on-year increase
Consolidated Data ATK (available tonne
— kilometres) (millions)	2,601.73	2,379.46	9.3%	17,206.28	15,416.51	11.6%
— Domestic routes	1,417.35	1,300.02	9.0%	9,482.38	8,508.82	11.4%
— International routes	1,116.82	1,019.55	9.5%	7,277.32	6,496.78	12.0%
— Regional routes	67.56	59.90	12.8%	446.59	410.92	8.7%

RTK (revenue tonne
— kilometres) (millions)	1,749.70	1,616.02	8.3%	11,645.89	10,599.20	9.9%
— Domestic routes	1,040.50	967.66	7.5%	6,967.49	6,384.65	9.1%
— International routes	664.54	608.25	9.3%	4,391.15	3,954.96	11.0%
— Regional routes	44.66	40.11	11.3%	287.25	259.58	10.7%

Overall load factor (%)	67.25	67.92	—0.66pts	67.68	68.75	—1.07pts
— Domestic routes	73.41	74.43	—1.02pts	73.48	75.04	—1.56pts
— International routes	59.50	59.66	—0.16pts	60.34	60.88	—0.54pts
— Regional routes	66.10	66.97	—0.87pts	64.32	63.17	1.15pts

Notes:    Freight transportation data only contained data of bellyhold space in passenger aircraft. The table does not contain    data of cargo services.

II.	FLEET STRUCTURE

In July 2018, the Company introduced five aircraft (three A320NEO aircraft, one A330-300 aircraft and one B737-800 aircraft). As at the end of July 2018, details of the fleet structure of aircraft of the Company were as follows:

					(Units)
No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total
	Wide-body passenger aircraft	28	45	7	80
1	B777-300ER	9	11	0	20
2	B767	2	0	0	2
3	A330-200	15	15	0	30
4	A330-300	2	19	7	28

	Narrow-body passenger aircraft	222	206	138	566
5	B737-700	43	12	0	55
6	B737-800	46	71	87	204
7	A319	13	20	2	35
8	A320	81	50	49	180
9	A320neo	0	5	0	5
10	A321	39	38	0	77
11	B737-8MAX	0	10	0	10
	Total	250	251	145	646

Note: The 12 business aircraft held under trust of the Company were not included in the fleet.

III.	BRIEF EXPLANATION ON OPERATING DATA

In relation to passenger traffic, passenger transportation capacity (measured by available seat- kilometres) of the Company in July 2018 increased by 5.4% year-on-year, passenger traffic volume (measured by revenue passenger-kilometres) increased by 8.1% year-on-year, and passenger load factor increased by 2.16 percentage points to 83.38% year-on-year.

The freight transportation business of the Company only consists of bellyhold space freight operated through passenger aircraft, and the business is under contractual operation by a subsidiary of the controlling shareholder of the Company. Freight load volume in July 2018 increased by approximately 6.2% year-on-year.

In July 2018, the Company launched new international routes such as, Guangzhou-Bangkok and Zhengzhou-Sabah, and new domestic routes such as Wuxi-Changsha-Sanya, Shanghai-Lanzhou- Dunhuang, Hefei-Hohhot, Qingdao-Hangzhou-Zhanjiang, Nanjing-Weihai-Mudanjiang and Nanjing- Weihai-Daqing.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

15 August 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Yuan Jun (Employee Representative Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).